April 26, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 90
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of supplementing our response to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Briccio Barrientos of the Division of Investment Management of the Commission with respect to Post Effective Amendment No. 90 to the Trust’s registration statement on Form N-1A. We had previously responded to the Staff’s verbal comments by correspondence dated April 15, 2011.

Specifically, we are supplementing our response to Comments No. 3, 11, 12 and 16. For the convenience of the Staff, we have also repeated the original comment and our original response.

COMMENT 3 (Prospectus – Fund Summary – Principal Investment Strategy)

Please indicate whether the Harbor Convertible Securities Fund has a policy regarding the maturity of securities in which it may invest and/or duration of the overall portfolio.

Response:	Comment No. 3 is accepted. The following disclosure is being added to the Principal Investment Strategy section of the prospectus to inform investors that the Fund does not have any particular policy regarding maturity or duration.

“Duration/Maturity. Although duration may be one of the characteristics considered in securities selection, the Fund does not focus on securities with any particular duration or maturity and does not seek to maintain the maturity of the Fund’s portfolio in any particular range.”

Supplemental Response:	As requested by the Staff, we have deleted the word “particular” before “duration and maturity” in this new disclosure section regarding Duration/Maturity.

COMMENT 11 (Prospectus – The Fund’s Investments – Additional Information about the Fund’s Investment Strategies)

(Both Funds) Please more clearly delineate those investment strategies and associated risks that are principal strategies and risks from those that are not.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

April 26, 2011

Response:

Comment No. 11 is not accepted. We believe that the Fund clearly indicates which investment strategies and risks are principal under the Fund Summary section of the prospectus. The information provided under the section “Additional Information about the Fund’s Investment Strategies” is intended to supplement the information provided in the Fund Summary section and we believe the heading for this section is appropriate for that purpose. We are not aware of any provision in Form N-1A which would preclude the Fund from including such additional investment and risk disclosure provided the principal strategies and risks for the Fund are clearly identified as such in the Fund Summary section.

Supplemental
Response:

We have reviewed the disclosure in this section and continue to feel it appropriately supplements the information provided in the Fund Summary section. We do not feel it would be practical to attempt to specifically delineate in all instances investments that are “principal” from those that are not in this section. For example, reference to how the Fund determines the credit quality of an investment is related to the Fund’s principal investment strategy given the types of securities the Fund focuses primarily on but we do not believe it would be practical or helpful to seek to identify that information as “principal” or “non-principal”.

COMMENT 12 (Prospectus – The Fund’s Investments – Additional Information about the Fund’s Investment Strategies)

(Both Funds) With respect to the derivatives disclosure included in the registration statement, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response:

We believe that the disclosure regarding the Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s principal investment strategy. As such, we believe that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. Accordingly, we have not made any revisions in response to the comment. However, we will note the comment and will revise the Fund’s derivatives disclosure, if necessary, based on the investment experience of the Fund under its principal investment strategy.

Supplemental
Response:

As requested by the Staff, we have revised the disclosure to make explicit the specific types of derivative instruments that each Fund expects to primarily utilize. This replaces what the Staff viewed as a more generic list of the various types of derivative instruments that each Fund could utilize.

Specifically, in the context of the Harbor Convertible Securities Fund, we have noted that “[t]he Fund expects that its investments in derivative instruments will consist primarily of foreign currency forward contracts, options on individual securities, interest rate futures contracts, credit default swaps, and synthetic convertibles (representing a combination of bonds and warrants on the issuer’s stock)”.

In the context of the Harbor Emerging Markets Debt Fund, we have noted that “[t]he Fund expects that its investments in derivative instruments will consist primarily of credit

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

April 26, 2011

linked notes, foreign currency forward contracts, credit default swaps, interest rate swaps, total return swaps on individual securities or groups or indices of securities, and interest rate futures contracts and options.”

COMMENT 16 (Prospectus – The Adviser and Subadviser – Similar Fund Performance Information)

For the Harbor Emerging Markets Debt Fund, please explain how the use of a blended benchmark index (50% JP Morgan Emerging Markets Bond Index – Global Diversified Index and 50% JP Morgan Government Bond Index – Emerging Markets Global Diversified) is consistent with the Fund’s investment strategy.

Response:

The Fund will normally seek to maintain a target weighting of 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in U.S. dollars and 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in the respective local currencies. However, the Fund’s subadviser may tactically increase the Fund’s exposure to such securities denominated in U.S. dollars or the respective local currencies depending upon the subadviser’s assessment of the relative attractiveness of particular emerging market currencies relative to the U.S. dollar.

We are not aware of any widely used index which tracks a combination of U.S. dollar denominated and local currency denominated emerging market debt securities. There are widely used indices which separately track U.S. dollar denominated emerging market debt and separately track local currency denominated emerging market debt. Specifically, the JP Morgan Emerging Markets Bond Index – Global Diversified Index (“JPM EM – GDI Index”) tracks total returns for U.S. dollar-denominated debt instruments issued by emerging markets sovereign and quasi-sovereign entities. The JPMorgan Government Bond Index—EM Global Diversified (“JPM GB – EMGD Index”) tracks total returns for local currency debt instruments issued by emerging markets sovereign and quasi-sovereign entities to which international investors can gain exposure.

Because the Fund seeks to maintain a target weighting of 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in U.S. dollars and 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in the respective local currencies, we believe the most applicable comparison to the Fund’s performance would be a blended benchmark combining 50% of JPM EM – GDI Index (i.e., the U.S. dollar denominated index) and 50% of the JPM GB – EMGD Index (i.e., the local currency denominated index). The Fund will treat all three indices (i.e., the blended benchmark and the two underlying component indices) as its benchmark index for disclosure purposes. Accordingly, the Fund will show each of those component indices when disclosing performance information in the prospectus together with the blended benchmark index so prospective investors will be able to see the performance of each component index separately as well as in blended fashion.

Supplemental
Response:

We have supplemented that disclosure further by including a description of each of the underlying indices in the composite performance table. We have also added a reference to why the combination of those two underlying indices into a blended benchmark is appropriate for the Harbor Emerging Markets Debt Fund given the Fund’s intent to maintain a target weighting of 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in U.S. dollars and 50% of the Fund’s portfolio exposed to

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

April 26, 2011

emerging market debt securities denominated in the respective local currencies. As requested by the Staff, we are including a revised version of that disclosure as an attachment to this memorandum for the Staff’s review.

*          *          *           *          *          *          *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain
Chief Compliance Officer
Cc:	Christopher P. Harvey, Esq.
Dechert LLP

David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

The Adviser and Subadviser

Stone Harbor Investment Partners Emerging Markets Debt Global Allocation 50/50 Core Composite Performance Information	The following table presents the past performance of a composite of certain accounts managed by Stone Harbor Investment Partners LP (“Stone Harbor”), which serves as the Subadviser to the Harbor Emerging Markets Debt Fund. The Stone Harbor Emerging Markets Debt Global Allocation 50/50 Core Composite (the “Composite”) is comprised of all fee paying accounts under discretionary management by Stone Harbor that have investment objectives, policies and strategies substantially similar to that of the Fund. Except to the extent performance has been adjusted to reflect the operating expenses of the Fund, the Stone Harbor historical performance (gross of investment advisory fees paid by the accounts within the Composite) has been prepared in compliance with the Global Investment Performance Standards (GIPS®). GIPS has not been involved in the preparation or review of this report. The GIPS method for computing historical performance differs from the Securities and Exchange Commission’s method. Because the gross performance data shown in the table does not reflect the deduction of investment advisory fees paid by the accounts comprising the Composite and certain other expenses that would be applicable to mutual funds, the net performance data may be more relevant to potential investors in the Fund in their analysis of the historical experience of Stone Harbor in managing portfolios with substantially similar investment operating expenses, the estimated net Fund operating expenses payable by the Institutional and Administrative Class shares of the Fund for the fiscal year ending October 31, 2011 were used.

The historical performance of the Stone Harbor Emerging Markets Debt Global Allocation 50/50 Core Composite is not that of the Harbor Emerging Markets Debt Fund, and is not necessarily indicative of the Fund’s future results. The Fund commenced operations on May 1, 2011 and the Fund’s actual performance may vary significantly from the past performance of this Composite. While the accounts comprising the Composite incur inflows and outflows of cash from clients, there can be no assurance that the continuous offering of the Fund’s shares and the Fund’s obligation to redeem its shares will not adversely impact the Fund’s performance. Also, none of the accounts comprising the composite are subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code. If these limitations, requirements and restrictions were applicable to the Composite, they may have had an adverse affect on the performance results of the Composite.

STONE HARBOR EMERGING MARKETS DEBT GLOBAL ALLOCATION 50/50 CORE COMPOSITE*

	For the Periods Ended December 31, 2010:
	1 Year	3 Years	Since Inception
Composite net of all Institutional Class operating expenses	17.78%	11.01%	10.56%
Composite net of all Administrative Class operating expenses	17.48	10.73	10.28
Composite gross of all operating expenses	19.02	12.18	11.73
Blended Benchmark Index***: 50% JPMorgan Emerging Markets Bond Index — Global Diversified Index and 50% JPMorgan Government Bond Index — Emerging Markets Global Diversified Index	14.02	9.49	9.37
JPMorgan Emerging Markets Bond Index — Global Diversified Index	12.24	8.63	7.83
JPMorgan Government Bond Index — Emerging Markets Global Diversified Index	15.68	10.18	11.27

	For the Periods Ended December 31:
	2007**	2008	2009	2010
Composite net of all Institutional Class operating expenses	5.62%	-15.83%	37.99%	17.78%
Composite net of all Administrative Class operating expenses	5.44	-16.04	37.65	17.48
Composite gross of all operating expenses	6.36	-14.94	39.45	19.02
Blended Benchmark Index***: 50% JPMorgan Emerging Markets Bond Index — Global Diversified Index and 50% JPMorgan Government Bond Index — Emerging Markets Global Diversified Index	5.79	-8.62	25.99	14.02
JPMorgan Emerging Markets Bond Index — Global Diversified Index	2.85	-12.03	29.82	12.24
JPMorgan Government Bond Index — Emerging Markets Global Diversified Index	10.60	-5.02	21.98	15.68

*	This is not the performance of the Harbor Emerging Markets Debt Fund. As of December 31, 2010, the Composite was composed of 4 accounts, totaling approximately $1.67Million. The inception date of the Composite was May 1, 2007.
**	For the period May 1, 2007 (inception) through December 31, 2007.
***	The JP Morgan Emerging Markets Bond Index — Global Diversified Index tracks total returns for U.S. dollar-denominated debt instruments issued by emerging markets sovereign and quasi-sovereign entities. The JPMorgan Government Bond Index — EM Global Diversified tracks total returns for local currency debt instruments issued by emerging markets sovereign and quasi-sovereign entities to which international investors can gain exposure. The Blended Benchmark therefore represents a 50% weighting to U.S. dollar denominated emerging market debt securities and 50% weighting to local currency denominated emerging market debt securities, which is intended to best reflect the Harbor Emerging Market Debt Fund’s target exposure of 50% of the Fund’s portfolio to U.S. dollar denominated emerging market debt securities and 50% to local currency denominated emerging market debt securities.

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